Exhibit 21

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
SIGNIFICANT SUBSIDIARIES OF REGISTRANT

As of June 30, 2003 the significant subsidiaries of the Registrant were as follows:

	Jurisdiction of Incorporation	Percent of Voting Stock Owned By the Registrant

Kimball International Marketing, Inc.	Indiana	100%
flexcel, Inc.	Indiana	100%
Kimball Electronics Manufacturing, Inc.	Indiana	100%
Kimball Electronics, Inc.	Delaware	100%
Kimball, Inc.	Delaware	100%
Kimball Electronics - Texas, Inc.	Texas	100%
Kimball International Transit, Inc.	Indiana	100%
Kimco, S.A. de C.V.	Mexico	100%
Kimball Electronics (Thailand) Limited	Thailand	100%
Kepco, Inc.	Indiana	100%
Kimball de Juarez, S.A. de C.V.	Mexico	100%
Kimball Electronics Poland, Sp.z.o. o.	Poland	100%
flexcel - Mexicali, S.A. de C.V.	Mexico	100%
flexcel - Juarez, S.A. de C.V.	Mexico	100%